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                                         April 19, 2006             BEIJING
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Mr. Christian T. Sandoe                                              TOKYO
Securities and Exchange Commission                                  TORONTO
Division of Investment Management                                    VIENNA
100 F Street, NE
Washington, DC 20549

           RE:  Claymore/Raymond James SB-1 Equity Fund
                (File Nos. 333-132314 & 811-21863)
                ----------------------------------

Dear Mr. Sandoe:

       This letter responds to your letter, dated April 6, 2006, which sets forth your comments to the registration statement on Form N-2 filed by Claymore/Raymond James SB-1 Equity Fund (the "Fund") on March 10, 2006 (the "Registration Statement"), and supplements our initial response letter dated April 14, 2006 (the "Initial Response Letter") and our telephone conversation with you on April 17, 2006. We have further considered your comments to the Registration Statement and, on behalf of the Fund, our responses to these comments are set forth below. For your convenience, the numbering of the comments corresponds to your comment letter dated April 6, 2006.

       These changes are reflected in Pre-Effective Amendment No. 1 to the Registration Statement, which was filed today and is marked to show all changes made since the initial filing of the Registration Statement.

PROSPECTUS:

COVER PAGE - AUTOMATIC OPEN-END FUND CONVERSION

1.     PLEASE EXPLAIN TO US HOW THE FUND'S CONVERSION FEATURE IS CONSISTENT
WITH THE STAFF'S POSITION SET FORTH IN DESSAUER GLOBAL EQUITY FUND (PUB. AVAIL. APRIL 3, 1997). IN PARTICULAR, PLEASE EXPLAIN TO US WHETHER THE FUND'S INVESTMENT OPERATIONS WILL BE CHANGED IN ANY MATERIAL RESPECT AS A RESULT OF, OR IN CONNECTION WITH, THE CONVERSION.

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            As a supplement to our response set forth in the Initial Response
            Letter, the Fund confirms that conversion of the Fund into an open-end investment company will not disadvantage the Fund or its shareholders because the Fund's investment operations prior to the conversion will be entirely consistent with the operations of an open-end investment company. The Fund has added disclosure under "Investment Objective and Policies--Portfolio Contents" regarding the Fund's investment policies, including its policy of investing in illiquid securities.

            The Fund has also revised disclosure under "Automatic Conversion to Open-End Investment Company" to ensure that the Prospectus explains clearly the differences between an open-end company and a closed-end company, including the differences in methods of distributing and redeeming shares of the Fund, and discloses prominently any new fees that may be imposed on the Fund or its shareholders after the Conversion Date.

INSIDE COVER PAGE - INVESTMENT STRATEGY

2. THE LAST SENTENCE STATES THAT THE FUND'S PORTFOLIO WILL BE REBALANCED APPROXIMATELY EVERY TWO WEEKS. PLEASE CONFIRM THAT ANY PURCHASES OF SECURITIES TO MEET THE FUND'S 80% POLICY DURING THE INTERVENING PERIOD AFTER REBALANCING WILL BE MADE IN SECURITIES THAT ARE RATED SB-1 BY RAYMOND JAMES ANALYSTS AS OF THE TIME OF PURCHASE. SEE RULE 35d-1 UNDER THE INVESTMENT COMPANY ACT.

       As a supplement to our response set forth in the Initial Response Letter, the Fund confirms that in the event that a security that is rated SB-1 on a rebalancing day is subsequently downgraded during the rebalancing period prior to the Fund purchasing such security, the Fund will not purchase such security. However, the Fund will not sell a security which it already owns that was rated SB-1 on a rebalancing day, but subsequently downgraded during the rebalancing period, until the Fund's next subsequent semi-monthly reconstitution and rebalancing (assuming such security is not rated SB-1 at such subsequent rebalancing day). Disclosure to clarify this policy has been added to the Fund's Prospectus under "Investment Objective and Policies--Investment Strategy."

PROSPECTUS SUMMARY - RAYMOND JAMES STRONG BUY 1 RATINGS

3. THE THIRD SENTENCE STATES THAT A RATING OF SB-1 INDICATES GENERALLY THAT A STOCK IS EXPECTED BY RAYMOND JAMES TO APPRECIATE AND PRODUCE A TOTAL RETURN OF AT LEAST 15% OVER THE NEXT SIX MONTHS AND THE FOURTH SENTENCE STATES THAT IN THE CASE OF CERTAIN HIGHER YIELDING OR MORE CONSERVATIVE EQUITIES, A RATING OF SB-1 INDICATES THAT RAYMOND JAMES EXPECTS SUCH EQUITIES TO PRODUCE A TOTAL RETURN OF AT LEAST 15% OVER THE NEXT 12 MONTHS. THE ABOVE STATEMENTS APPEAR TO BE REPRESENTATIONS ABOUT THE FUND'S FUTURE PERFORMANCE (I.E., PERFORMANCE EXCEEDING 15% OVER THE NEXT 12 MONTHS). SEE RULE 156(b)(2)(ii) UNDER THE SECURITIES ACT. PLEASE DELETE THESE STATEMENTS AND MAKE

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CORRESPONDING CHANGES TO OTHER SECTIONS OF THE REGISTRATION STATEMENT THAT
CONTAIN SIMILAR DISCLOSURE.

       The Fund has further revised our description of Raymond James' SB-1 ratings criteria throughout the Prospectus to state that:

       "A rating of SB-1 indicates generally that the Raymond James analyst assigning the rating expects the stock to achieve total return targets over the next six months and to outperform the S&P 500 over that period. In the case of certain higher-yielding or more conservative equities, a rating of SB-1 indicates that the Raymond James analyst assigning the rating expects such equities to achieve total return targets over the next 12 months. The ratings assigned by Raymond James analysts represent such analysts' judgments given available facts and public information and are not intended as guarantees of investment performance of rated securities or of the Fund. Analysts' expectations regarding the performance of any particular rated security or SB-1 rated securities generally is not an expectation or prediction of performance of the Fund and is not indicative of performance of the Fund. "

PROSPECTUS SUMMARY - SPECIAL RISK CONSIDERATIONS - RISKS RELATING TO RAYMOND JAMES EQUITY SECURITIES RATINGS

4. THE FOURTH BULLET POINT STATES THAT OTHER ACTIVITIES BY RAYMOND JAMES, SUCH AS UNDERWRITING AND MERGERS ADVISORY ENGAGEMENTS, MAY PREVENT RAYMOND JAMES' EQUITY ANALYSTS FROM PUBLISHING RATINGS ON CERTAIN COMPANIES AND THAT, DURING SUCH PERIODS, THE FUND WILL NOT BE MAKING CORRESPONDING ADJUSTMENTS TO ITS PORTFOLIO WITH RESPECT TO SUCH SECURITIES. IT IS OUR UNDERSTANDING THAT RAYMOND JAMES EXPECTS TO RECEIVE OR INTENDS TO SEEK COMPENSATION FOR INVESTMENT BANKING SERVICES FROM COMPANIES FOR WHICH IT PROVIDES RESEARCH COVERAGE IN THE NEXT THREE MONTHS. AS SUCH ACTIVITY MAY CREATE A CONFLICT OF INTEREST IN HOW RAYMOND JAMES RATES THESE SECURITIES, PLEASE PROMINENTLY DISCLOSE THIS POTENTIAL CONFLICT OF INTEREST IN THIS SECTION OF THE PROSPECTUS. IN ADDITION, THIS SECTION APPEARS TO SUGGEST THAT, DURING THESE PERIODS, CERTAIN SECURITIES IN THE FUND'S PORTFOLIO MAY LOSE THEIR SB-1 RATING (BECAUSE RAYMOND JAMES' ANALYSTS NO LONGER PUBLISH RATINGS FOR THEM) BUT THAT THE FUND WOULD NOT SELL THESE SECURITIES. AS DISCLOSURE ELSEWHERE IN THE PROSPECTUS STATES THAT THE FUND WILL INVEST SUBSTANTIALLY ALL OF ITS NET ASSETS IN EQUITY SECURITIES THAT ARE RATED SB-1, PLEASE EXPLAIN TO US WHY THE FUND WOULD NOT SELL THESE SECURITIES (I.E., SECURITIES NO LONGER RATED SB-1) ON THE NEXT REBALANCING DATE.

       As a supplement to our response set forth in the Initial Response Letter, the Fund has further revised disclosure under "Risks--Risks Relating to Raymond James Equity Securities Ratings" as a result of additional input from Raymond James, to clarify that in the event that ratings on a specific security are "suspended or restricted" in connection with such other activities, such securities would continue to be assigned the rating received at the

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       time such suspension or restriction was implemented. As a result, the
       Fund has revised disclosure to state:

       "The Fund would continue to hold securities that are and continue to be rated SB-1 during the period of such research restrictions, notwithstanding that such securities could be downgraded upon the termination of such restrictions and the publication of current research reports. Upon any such subsequent downgrade, such securities would be sold from the Fund's portfolio in accordance with the Fund's investment policies."

AUTOMATIC CONVERSION TO OPEN-END INVESTMENT COMPANY - PURCHASING SHARES

12. THIS SECTION STATES THAT IF THE FUND CONVERTS TO AN OPEN-ENDED FUND, A BUYER WHOSE PURCHASE ORDER IS RECEIVED BY THE TRANSFER AGENT BEFORE THE CLOSE OF TRADING ON THE NYSE, CURRENTLY 4:00 P.M. EASTERN TIME, WILL ACQUIRE SHARES AT THE NAV SET AS OF THAT DAY. AS THE NET ASSET VALUE SECTION OF THE PROSPECTUS STATES THAT THE FUND CALCULATES ITS NAV AT 5:00 P.M., PLEASE EXPLAIN HOW THIS POLICY IS CONSISTENT WITH RULE 22c-1 UNDER THE INVESTMENT COMPANY ACT WITH RESPECT TO ORDERS RECEIVED AFTER 4:00 P.M. BUT BEFORE THE FUND CALCULATES ITS NAV AT 5:00 P.M. ALSO, PLEASE PROVIDE A SIMILAR EXPLANATION FOR THE FUND'S REDEMPTION POLICY DESCRIBED IN THE NEXT SECTION.

       As a supplement to our response set forth in the Initial Response Letter, the Fund has added disclosure under the heading "Automatic Conversion to Open-End Investment Company" regarding the time of calculation of NAV in the event the Fund converts to an open-end fund.

STATEMENT OF ADDITIONAL INFORMATION

INVESTMENT RESTRICTIONS

13. INVESTMENT RESTRICTION 3 STATES THAT THE FUND MAY NOT CONCENTRATE 25% OR MORE OF ITS ASSETS IN ANY PARTICULAR INDUSTRY, EXCEPT, AMONG OTHER THINGS, AS PERMITTED BY APPLICABLE LAW. DISCLOSURE IN THE INDUSTRY AND SECTOR RISK SECTION OF THE PROSPECTUS STATES THAT THE FUND MAY INVEST A SUBSTANTIAL PORTION OF ITS ASSETS IN THE SECURITIES OF ISSUERS IN A SINGLE INDUSTRY OR SECTOR IF THE ISSUERS OF SECURITIES RATED SB-1 ON A REBALANCING DAY RESULT IN SUCH A FOCUS. SINCE THE FUND'S SUB-ADVISER DETERMINES WHICH SECURITIES WILL BE RATED SB-1, THIS DISCLOSURE APPEARS TO PERMIT THE FUND TO RESERVE THE RIGHT TO CONCENTRATE ITS INVESTMENTS IN ANY INDUSTRY. THE STAFF HAS HISTORICALLY TAKEN THE POSITION THAT FUNDS MAY NOT RESERVE THE RIGHT TO CONCENTRATE IN AN INDUSTRY OR GROUP OF INDUSTRIES. PLEASE SPECIFY IN THIS SECTION THE PARTICULAR INDUSTRIES OR GROUPS OF INDUSTRIES, IF ANY, IN WHICH THE FUND PROPOSES TO CONCENTRATE ITS INVESTMENTS. SEE SECTION 8(b)(l)(E) OF THE INVESTMENT COMPANY ACT AND INSTRUCTION TO ITEM 8.2(b)(2) OF FORM N-2. PLEASE MAKE CORRESPONDING CHANGES IN OTHER SECTIONS OF THE PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION THAT SUGGEST THAT THE FUND MAY RESERVE THE RIGHT TO CONCENTRATE IN AN INDUSTRY OR GROUP OF INDUSTRIES.

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                                        5

       The Fund has revised investment restriction #3 to state that the Fund shall not:

       "Invest in any security if, as a result, 25% or more of the value of the Fund's total assets, taken at market value at the time of each investment, are in the securities of issuers in any particular industry except that this policy shall not apply (a) to securities issued or guaranteed by the U.S. government and its agencies and instrumentalities or tax-exempt securities of state and municipal governments or their political subdivisions, (b) when the Fund has taken a temporary defensive position or (c) as otherwise permitted by applicable law."

       The Fund has also added disclosure under "Investment Objective and Policies--Portfolio Contents" to state that under normal market conditions, the Fund may not invest 25% or more of the value of the Fund's total assets in securities of issuers in any particular industry and has added appropriate risk disclosure under "Risks--Investment Strategy Risk."


       Should you have any additional comments or concerns, please do not hesitate to contact me at (312) 407-0570.


                                                Sincerely,

                                                /s/ THOMAS A. HALE

                                                Thomas A. Hale